SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number:1-8610

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T SAVINGS AND SECURITY PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T Savings and Security Plan
Financial Statements, Supplemental Schedule and Exhibit
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2020	11

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
AT&T Savings and Security Plan
Dallas, Texas
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan (Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP
We have served as the Plan’s auditor since 2018
San Antonio, Texas
June 28, 2021

AT&T Savings and Security Plan
Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31,
	2020	2019
ASSETS
Investments at fair value (See Notes 3 and 4)	$2,040,787	$2,145,793
Fully benefit-responsive investment contracts at contract value (See Note 4)	331,363	315,603
Total Investments	2,372,150	2,461,396

Notes receivable from participants	80,732	91,829
Receivable for investments sold	1,177	46
Participant contributions receivable	1,953	480
Employer contributions receivable	952	205
Dividends and interest receivable	—	24
Total Receivables	84,814	92,584

Non-interest bearing cash	—	60

Total Assets	2,456,964	2,554,040

LIABILITIES
Administrative expenses payable	250	233
Due to broker for securities purchased	—	110
Total Liabilities	250	343

Net Assets Available for Benefits	$2,456,714	$2,553,697

See Notes to Financial Statements.

AT&T Savings and Security Plan
Statements of Changes in Net Assets Available For Benefits
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2019	$2,553,697
Changes in Net Assets:
Contributions:
Participant contributions	69,717
Employer contributions	32,825
Rollover contributions	43,676
146,218

Investment Income:
Net appreciation in fair value of investments	60,443
Dividends	36,091
Interest	8,452
104,986

Interest income on notes receivable from participants	4,502

Distributions	(350,311)
Administrative expenses	(2,378)

Net decrease	(96,983)

Net Assets Available for Benefits, December 31, 2020	$2,456,714

See Notes to Financial Statements.

AT&T Savings and Security Plan
Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION
The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save on a regular and long-term basis.
The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan.
During 2020 and 2019, participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund
Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Matching contributions made to the Plan can be immediately diversified into any of the fund options above.
Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest-bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account. During 2020, Plan participants elected to receive $7,105 in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.
Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.
Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the Plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the Plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the Plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the Company.

  AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 2. ACCOUNTING POLICIES
The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.
Investment Valuation and Income Recognition Investments are stated at fair value, except those investments that are fully benefit-responsive investments, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e., mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.
Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.
Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.
AT&T has implemented certain benefit plan provisions of the March 2020 Coronavirus Aid, Relief, and Economic Security Act (CARES). The CARES Act includes funding relief for defined benefit plan sponsors, distribution and plan loan changes for participants and beneficiaries, and delay of minimum required distributions otherwise required in 2020. The following provisions of the CARES Act were implemented.

•Added an in-service withdrawal option for “coronavirus-related distributions” of up to $100. Participants may repay all or a portion of distributions within three years, and repayments will not count towards annual contribution limits. Distributions under this option will not have tax withheld, and for those under 59 ½, will not be subject to a 10% early withdrawal penalty;

•Increased limits on plan loans to $100 (from $50); or 100% (from 50%) of the present value of the participant’s vested benefit, during the 180-day period from March 27, 2020 to September 23, 2020;

•Waived required minimum distributions (RMD) otherwise due to be made in 2020.

  AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 3. FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:
•    Quoted prices for similar assets and liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted market prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2020 and 2019.

  AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020:

	Plan Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
AT&T common stock	$481,512	$—	$—	$481,512
Mutual funds or exchange-traded funds	9,713	—	—	9,713
Total assets in fair value hierarchy	$491,225	$—	$—	$491,225

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				561,380
Mid and small cap U.S. stock index fund[2]				383,155
Bond index fund[3]				224,327
International stock index fund[4]				204,682
Global equity fund[5]				176,018
Total investments at fair value				$2,040,787
1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.
5    This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

  AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019:

	Plan Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
AT&T common stock	$689,722	$—	$—	$689,722
Mutual funds or exchange-traded funds	19,641	—	—	19,641
Total assets in fair value hierarchy	$709,363	$—	$—	$709,363

Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				535,994
Mid and small cap U.S. stock index fund[2]				332,164
Bond index fund[3]				194,329
International stock index fund[4]				208,011
Global equity fund[5]				165,932
Total investments at fair value				$2,145,793

1    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the “S&P 500 Index”). There are currently no redemption restrictions on this investment.
2    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.
3    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.
4    This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.
5    This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

  AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 4. INVESTMENTS
Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities.
A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.
In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.
Interest Bearing Cash
At December 31, 2020 and 2019, the Plan held approximately $2,602 and $1,222, respectively, of unallocated interest bearing cash related to contributions, uncashed checks and fees pending allocation to participant accounts or clearance through the plan funds.
Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS
Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
The Plan may, at the discretion of the Plan’s participants or via the Company match, invest its assets in the Company’s common stock. The Plan’s AT&T Shares Fund held 16,742,409 and 17,648,983 shares of the Company’s common stock as of December 31, 2020 and 2019, respectively. Dividends earned by the Plan’s AT&T Shares Fund on the Company’s common stock were $28,890 for the year ended December 31, 2020.

AT&T Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 6. TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2020	2019
Net Assets Available for Benefits per the financial statements	$2,456,714	$2,553,697
Distributions payable to participants	(714)	(755)

Net Assets Available for Benefits per the Form 5500	$2,456,000	$2,552,942

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2020:

2020
Distributions to participants per the financial statements	$350,311
Distributions payable to participants at December 31, 2019	(755)
Distributions payable to participants at December 31, 2020	714

Distributions to participants per the Form 5500	$350,270

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
AT&T Shares Fund
* AT&T COMMON SHARES	16,742,409 SHARES	$481,512
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 3,496,922 UNITS	3,497
TOTAL SHARES FUND		485,009

Bond Fund
* BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 6,457,027 UNITS	224,327

Large Cap Stock Fund
* BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 7,536,809 UNITS	561,380

Interest Income Fund
AGL CORE CLO 5 LTD 5A A1 144A	VAR RT 07/20/2030 DD 06/17/20	850
AIG GLOBAL FUNDING 144A	0.800% 07/07/2023 DD 07/07/20	985
AIG GLOBAL FUNDING 144A	0.900% 09/22/2025 DD 09/22/20	326
ADOBE INC	1.900% 02/01/2025 DD 02/03/20	185
AFRICAN DEVELOPMENT BANK	2.625% 03/22/2021 DD 03/22/18	1,508
ALLY MASTER OWNER TRUST 1 A2	2.700% 01/17/2023 DD 02/14/18	1,902
ALPHABET INC	0.450% 08/15/2025 DD 08/05/20	526
AMERICAN EXPRESS CO	3.700% 08/03/2023 DD 08/03/18	298
AMERICAN EXPRESS CO	VAR RT 08/03/2023 DD 08/03/18	203
ARCHER-DANIELS-MIDLAND CO	2.750% 03/27/2025 DD 03/27/20	272
ATHENE GLOBAL FUNDING 144A	1.200% 10/13/2023 DD 10/15/20	554
BPCE SA 144A	2.375% 01/14/2025 DD 01/14/20	264
BANCO SANTANDER SA	3.848% 04/12/2023 DD 04/12/18	215
BANCO SANTANDER SA	VAR RT 04/12/2023 DD 04/12/18	202
BANCO SANTANDER SA	2.706% 06/27/2024 DD 06/27/19	427
BANK OF AMERICA CORP	VAR RT 09/25/2025 DD 09/25/20	379
BANQUE FEDERATIVE DU CRED 144A	2.700% 07/20/2022 DD 07/20/17	290
BANQUE FEDERATIVE DU CRED 144A	3.750% 07/20/2023 DD 07/20/18	432
BERKSHIRE HATHAWAY ENERGY 144A	4.050% 04/15/2025 DD 03/24/20	283
BNP PARIBAS SA 144A	VAR RT 06/09/2026 DD 06/09/20	209
BRISTOL-MYERS SQUIBB CO	2.900% 07/26/2024 DD 01/26/20	543
BRISTOL-MYERS SQUIBB CO	0.750% 11/13/2025 DD 11/13/20	252
CIFC FUNDING 2015- 5A A1R 144A	VAR RT 10/25/2027 DD 04/25/18	935
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	1,048
CANADIAN IMPERIAL BANK OF COMM	0.950% 10/23/2025 DD 10/23/20	634
CAPITAL ONE MULTI-ASSET A5 A5	1.660% 06/17/2024 DD 08/25/16	1,160
CAPITAL ONE MULTI-ASSET A2 A2	1.720% 08/15/2024 DD 09/05/19	746
CARGILL INC 144A	3.250% 03/01/2023 DD 03/01/18	186
CARGILL INC 144A	1.375% 07/23/2023 DD 04/23/20	231
CATERPILLAR FINANCIAL SERVICES	1.450% 05/15/2025 DD 05/15/20	779
CHEVRON CORP	1.554% 05/11/2025 DD 05/11/20	832

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
CITIGROUP INC	VAR RT 05/15/2024 DD 05/14/20	824
CITIGROUP INC	VAR RT 11/04/2022 DD 11/04/19	1,245
CITIBANK NA	3.650% 01/23/2024 DD 01/23/19	437
COCA-COLA CO/THE	2.950% 03/25/2025 DD 03/25/20	220
COMCAST CORP	3.700% 04/15/2024 DD 10/05/18	303
COMERICA BANK	2.500% 07/23/2024 DD 07/23/19	266
CREDIT SUISSE AG/NEW YORK NY	2.950% 04/09/2025 DD 04/09/20	466
CROWN CITY CLO I 1A A1 144A	VAR RT 07/20/2030 DD 06/26/20	400
DANSKE BANK A/S 144A	1.226% 06/22/2024 DD 06/22/20	405
WALT DISNEY CO/THE	3.350% 03/24/2025 DD 03/23/20	721
DUKE ENERGY PROGRESS LLC	3.375% 09/01/2023 DD 08/09/18	538
EAST OHIO GAS CO/THE 144A	1.300% 06/15/2025 DD 06/16/20	102
EQUITABLE FINANCIAL LIFE 144A	1.400% 07/07/2025 DD 07/07/20	437
ESTEE LAUDER COS INC/THE	2.000% 12/01/2024 DD 11/21/19	423
EXXON MOBIL CORP	2.019% 08/16/2024 DD 08/16/19	1,184
EXXON MOBIL CORP	2.992% 03/19/2025 DD 03/19/20	739
FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	2
FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	2
FHLMC POOL #A6-4100	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	1
FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5651	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	2
FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07	1
FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07	1
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	3
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #A6-9265	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07	1
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	4
FHLMC POOL #A7-6056	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #A7-7211	6.000% 05/01/2038 DD 05/01/08	2
FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08	1
FHLMC POOL #2B-0069	VAR RT 12/01/2041 DD 12/01/11	34
FHLMC POOL #G0-3297	6.000% 09/01/2037 DD 09/01/07	1
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	2
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	2
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07	1
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	10
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	4
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	4
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	2

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	3
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	2
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	4
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	6
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	1
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	1
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	4
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	1
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08	1
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	5
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	6
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	3
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	5
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	4
FHLMC POOL #G0-4757	6.000% 08/01/2038 DD 10/01/08	1
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	5
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	1
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	1
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	4
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	5
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	2
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11	1
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	5
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	5
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	2
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08	1
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	3
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	1
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	1
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	5
FHLMC POOL #84-9008	VAR RT 06/01/2042 DD 03/01/13	54
FHLMC POOL #84-9539	VAR RT 11/01/2044 DD 12/01/14	36
FHLMC POOL #84-9727	VAR RT 05/01/2045 DD 05/01/15	279
FHLMC POOL #2B-6264	VAR RT 06/01/2047 DD 06/01/17	233
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	7
FNMA GTD REMIC P/T 12-117 DC	3.000% 01/25/2038 DD 09/01/12	248
FNMA GTD REMIC P/T 12-118 VA	3.000% 05/25/2022 DD 10/01/12	173
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	241
FNMA GTD REMIC P/T 13-83 A	3.500% 09/25/2039 DD 07/01/13	61
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	144
FNMA GTD REMIC P/T 16-11 GA	2.500% 03/25/2046 DD 02/01/16	707
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	474
FNMA GTD REMIC P/T 17-86 PA	3.000% 06/25/2045 DD 10/01/17	1,011
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11	66
FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13	156

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
FHLMC MULTICLASS MTG K716 A2	3.130% 06/25/2021 DD 09/01/14	1,896
FHLMC MULTICLASS MTG K717 A2	2.991% 09/25/2021 DD 12/01/14	2,325
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	486
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	473
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	352
FHLMC MULTICLASS MTG 4874 AT	3.000% 09/15/2048 DD 03/01/19	399
FNMA POOL #0555678	5.000% 08/01/2033 DD 07/01/03	579
FNMA POOL #0AK5677	VAR RT 02/01/2042 DD 02/01/12	33
FNMA POOL #0AL1674	VAR RT 05/01/2042 DD 05/01/12	25
FNMA POOL #0AL2492	VAR RT 10/01/2042 DD 09/01/12	99
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	2
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	3
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	98
FNMA GTD REMIC P/T 04-T4 A9	VAR RT 08/25/2034 DD 07/01/04	20
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	43
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	397
FNMA POOL #0735676	5.000% 07/01/2035 DD 06/01/05	189
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	58
FNMA POOL #0BF0198	4.000% 11/01/2040 DD 01/01/18	517
FNMA POOL #0BM1523	VAR RT 07/01/2047 DD 07/01/17	415
FNMA POOL #0AB0130	5.000% 05/01/2038 DD 05/01/09	54
FIFTH THIRD BANK NA	1.800% 01/30/2023 DD 01/31/20	540
FIRST REPUBLIC BANK/CA	VAR RT 02/12/2024 DD 02/12/20	360
FLORIDA POWER & LIGHT CO	2.850% 04/01/2025 DD 03/27/20	190
FORD CREDIT AUTO OWNE 2 A 144A	2.030% 12/15/2027 DD 06/28/16	575
GNMA II POOL #0MA5332	5.000% 07/20/2048 DD 07/01/18	1,706
GNMA II POOL #0MA5530	5.000% 10/20/2048 DD 10/01/18	970
GNMA II POOL #0MA5596	4.500% 11/20/2048 DD 11/01/18	116
GNMA II POOL #0MA5711	4.500% 01/20/2049 DD 01/01/19	68
GNMA II POOL #0MA5764	4.500% 02/20/2049 DD 02/01/19	261
GNMA II POOL #0MA5818	4.500% 03/20/2049 DD 03/01/19	355
GNMA II POOL #0MA5819	5.000% 03/20/2049 DD 03/01/19	87
GNMA II POOL #0MA5877	4.500% 04/20/2049 DD 04/01/19	513
GNMA II POOL #0MA5987	4.500% 06/20/2049 DD 06/01/19	168
GNMA II POOL #0MA5988	5.000% 06/20/2049 DD 06/01/19	2,969
GMF FLOORPLAN OWNER R 2 A 144A	0.690% 10/15/2025 DD 10/27/20	402
GEORGIA-PACIFIC LLC 144A	0.625% 05/15/2024 DD 11/19/20	326
GEORGIA POWER CO	2.100% 07/30/2023 DD 01/10/20	366
WW GRAINGER INC	1.850% 02/15/2025 DD 02/26/20	1,238
GREAT-WEST LIFECO US FINA 144A	0.904% 08/12/2025 DD 08/12/20	251
HSBC HOLDINGS PLC	VAR RT 04/18/2026 DD 08/18/20	818
HALSEYPOINT CLO 2 L 2A A1 144A	VAR RT 07/20/2031 DD 07/01/20	842
HALSEYPOINT CLO 3 3A A1A 144A	VAR RT 11/30/2032 DD 11/24/20	599
HERSHEY CO/THE	2.050% 11/15/2024 DD 10/31/19	423
HUNTINGTON NATIONAL BANK/THE	1.800% 02/03/2023 DD 02/04/20	514
ING GROEP NV	4.100% 10/02/2023 DD 10/02/18	412

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
ING GROEP NV 144A	VAR RT 07/01/2026 DD 07/01/20	712
INTERNATIONAL BANK FOR RECONST	0.500% 10/28/2025 DD 10/28/20	1,172
JPMORGAN CHASE & CO	VAR RT 04/23/2024 DD 04/23/18	563
JPMORGAN CHASE & CO	VAR RT 06/01/2024 DD 05/27/20	873
JPMORGAN CHASE & CO	VAR RT 09/16/2024 DD 09/16/20	1,131
LCM XXIII LTD 23A A1R 144A	VAR RT 10/20/2029 DD 02/26/20	439
MACQUARIE BANK LTD 144A	2.100% 10/17/2022 DD 10/17/19	155
METROPOLITAN LIFE GLOBAL 144A	0.900% 06/08/2023 DD 06/08/20	1,013
MITSUBISHI UFJ FINANCIAL GROUP	2.801% 07/18/2024 DD 07/18/19	1,233
MITSUBISHI UFJ FINANCIAL GROUP	1.412% 07/17/2025 DD 07/17/20	308
MIZUHO FINANCIAL GROUP INC	2.601% 09/11/2022 DD 09/11/17	763
MIZUHO FINANCIAL GROUP INC	VAR RT 07/10/2024 DD 07/10/20	762
MORGAN STANLEY	VAR RT 10/21/2025 DD 10/21/20	202
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	449
NATIONWIDE BUILDING SOCIE 144A	2.000% 01/27/2023 DD 01/27/20	206
NATWEST MARKETS PLC 144A	2.375% 05/21/2023 DD 05/21/20	208
NESTLE HOLDINGS INC 144A	3.350% 09/24/2023 DD 09/24/18	404
NESTLE HOLDINGS INC 144A	0.375% 01/15/2024 DD 09/15/20	175
NIKE INC	2.400% 03/27/2025 DD 03/27/20	323
ONCOR ELECTRIC DELIVERY C 144A	0.550% 10/01/2025 DD 09/28/20	175
ORACLE CORP	2.500% 04/01/2025 DD 04/01/20	618
PNC FINANCIAL SERVICES GROUP I	3.500% 01/23/2024 DD 01/23/19	954
PACIFIC LIFE GLOBAL FUNDI 144A	0.500% 09/23/2023 DD 09/23/20	1,003
PEPSICO INC	2.250% 03/19/2025 DD 03/19/20	668
PROTECTIVE LIFE GLOBAL FU 144A	1.082% 06/09/2023 DD 06/09/20	534
PROTECTIVE LIFE GLOBAL FU 144A	0.631% 10/13/2023 DD 10/13/20	377
SLM STUDENT LOAN TRUST 20 1 A5	VAR RT 01/26/2026 DD 01/25/07	234
SLC STUDENT LOAN TRUST 201 1 A	VAR RT 11/25/2042 DD 07/06/10	78
SMBC AVIATION CAPITAL FIN 144A	3.550% 04/15/2024 DD 04/15/19	637
SANTANDER UK PLC	2.100% 01/13/2023 DD 01/13/20	232
SCHLUMBERGER FINANCE CANA 144A	2.650% 11/20/2022 DD 11/20/17	591
SEVEN & I HOLDINGS CO LTD 144A	3.350% 09/17/2021 DD 09/19/18	790
SOUND POINT CLO V-R 1RA A 144A	VAR RT 07/18/2031 DD 07/18/18	600
SOUND POINT CLO XX 3A A1A 144A	VAR RT 10/26/2031 DD 10/10/18	550
STANDARD CHARTERED PLC 144A	VAR RT 01/20/2023 DD 10/04/18	337
STANDARD CHARTERED PLC 144A	VAR RT 10/14/2023 DD 10/14/20	227
SUMITOMO MITSUI FINANCIAL GROU	2.696% 07/16/2024 DD 07/16/19	854
SUMITOMO MITSUI FINANCIAL GROU	1.474% 07/08/2025 DD 07/08/20	205
SUMITOMO MITSUI TRUST BAN 144A	0.800% 09/12/2023 DD 09/16/20	757
SUMITOMO MITSUI TRUST BAN 144A	1.050% 09/12/2025 DD 09/16/20	328
TEXAS INSTRUMENTS INC	1.375% 03/12/2025 DD 03/12/20	156
TORONTO-DOMINION BANK/THE	1.150% 06/12/2025 DD 06/12/20	613
TOTAL CAPITAL INTERNATIONAL SA	2.434% 01/10/2025 DD 07/10/19	480
TRUIST BANK	1.500% 03/10/2025 DD 03/09/20	336
UBS GROUP AG 144A	VAR RT 01/30/2027 DD 07/30/20	556
UNITED PARCEL SERVICE INC	3.900% 04/01/2025 DD 03/24/20	452

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
US BANCORP	3.375% 02/05/2024 DD 02/04/19	1,823
U S TREASURY NOTE	2.125% 07/31/2024 DD 07/31/17	5,993
U S TREASURY NOTE	2.375% 01/31/2023 DD 01/31/18	10,037
U S TREASURY NOTE	2.750% 02/15/2028 DD 02/15/18	1,066
U S TREASURY NOTE	2.500% 03/31/2023 DD 03/31/18	2,843
U S TREASURY NOTE	2.750% 04/30/2023 DD 04/30/18	4,687
U S TREASURY NOTE	2.875% 04/30/2025 DD 04/30/18	8,210
U S TREASURY NOTE	2.875% 05/31/2025 DD 05/31/18	9,736
U S TREASURY NOTE	2.625% 06/30/2023 DD 06/30/18	1,698
U S TREASURY NOTE	2.875% 11/30/2023 DD 11/30/18	10,420
U S TREASURY NOTE	2.625% 12/31/2025 DD 12/31/18	1,857
U S TREASURY NOTE	2.375% 05/15/2029 DD 05/15/19	655
U S TREASURY NOTE	1.625% 05/15/2026 DD 05/15/16	373
US TREAS-CPI INFLAT	0.125% 07/15/2022 DD 07/15/12	2,475
U S TREASURY NOTE	2.000% 06/30/2024 DD 06/30/17	6,280
U S TREASURY NOTE	1.625% 10/31/2026 DD 10/31/19	843
U S TREASURY NOTE	1.500% 02/15/2030 DD 02/15/20	1,460
U S TREASURY NOTE	0.250% 06/15/2023 DD 06/15/20	4,010
VENTURE 35 CLO LTD 35A AS 144A	VAR RT 10/22/2031 DD 11/14/18	345
WELLS FARGO BANK NA	3.550% 08/14/2023 DD 08/14/18	459
WELLS FARGO & CO	3.750% 01/24/2024 DD 01/24/19	681
WELLS FARGO & CO	VAR RT 06/02/2024 DD 06/02/20	411
WISCONSIN ELECTRIC POWER CO	2.050% 12/15/2024 DD 12/10/19	318
AFRICAN DEVELOPMENT BANK	2.310% 07/14/2021	3,030
AGL CORE CLO 4 LTD 4A A 144A	VAR RT 04/20/2028 DD 05/05/20	495
AGL CORE CLO 5 LTD 5A A1 144A	VAR RT 07/20/2030 DD 06/17/20	900
AIG GLOBAL FUNDING 144A	2.300% 07/01/2022 DD 07/02/19	77
ADOBE INC	2.150% 02/01/2027 DD 02/03/20	215
ADOBE INC	2.300% 02/01/2030 DD 02/03/20	325
AIR PRODUCTS AND CHEMICALS INC	1.850% 05/15/2027 DD 04/30/20	132
AIR PRODUCTS AND CHEMICALS INC	2.050% 05/15/2030 DD 04/30/20	80
COMMIT TO PUR FNMA SF MTG	2.000% 01/01/2051 DD 01/01/21	3,116
COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2051 DD 01/01/21	3,143
COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2051 DD 01/01/21	1,084
ALPHABET INC	1.100% 08/15/2030 DD 08/05/20	740
AMAZON.COM INC	2.800% 08/22/2024 DD 02/22/18	866
AMAZON.COM INC	3.150% 08/22/2027 DD 02/22/18	769
AMERICAN EXPRESS CO	2.500% 08/01/2022 DD 08/01/17	93
AMERICAN EXPRESS CO	3.700% 11/05/2021 DD 11/06/18	51
AMERICAN EXPRESS CO	4.200% 11/06/2025 DD 11/06/18	464
AMERICAN EXPRESS CO	2.500% 07/30/2024 DD 07/30/19	69
APPLE INC	2.450% 08/04/2026 DD 08/04/16	982
APPLIED MATERIALS INC	1.750% 06/01/2030 DD 05/29/20	233
ARCHER-DANIELS-MIDLAND CO	3.250% 03/27/2030 DD 03/27/20	87
ARIZONA PUBLIC SERVICE CO	2.950% 09/15/2027 DD 09/11/17	203
AUTOMATIC DATA PROCESSING INC	3.375% 09/15/2025 DD 09/15/15	107

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
BAKER HUGHES A GE CO LLC / BAK	3.337% 12/15/2027 DD 12/11/17	347
BANCO SANTANDER SA	VAR RT 04/12/2023 DD 04/12/18	404
BANK OF AMERICA CORP	3.248% 10/21/2027 DD 10/21/16	448
BANK OF AMERICA CORP	VAR RT 07/21/2023 DD 07/21/17	415
BANK OF AMERICA CORP	VAR RT 07/23/2024 DD 07/23/18	217
BANK OF AMERICA CORP	VAR RT 07/23/2029 DD 07/23/18	268
BANK OF AMERICA CORP	VAR RT 07/23/2031 DD 07/23/20	354
BANK 2019-BNK21 BN21 A5	2.851% 10/17/2052 DD 10/01/19	830
BANK 2020-BNK29 BN29 A4	1.997% 11/15/2053 DD 11/01/20	363
BANK 2020-BNK30 BN30 A4	1.925% 12/15/2053 DD 12/01/20	206
BARCLAYS BANK PLC	1.700% 05/12/2022 DD 05/12/20	331
TRUIST BANK	3.625% 09/16/2025 DD 09/16/15	868
BERKSHIRE HATHAWAY ENERGY CO	2.375% 01/15/2021 DD 01/05/18	81
BERKSHIRE HATHAWAY ENERGY 144A	3.700% 07/15/2030 DD 03/27/20	207
BERKSHIRE HATHAWAY FINANCE COR	1.850% 03/12/2030 DD 03/12/20	263
BNP PARIBAS SA 144A	3.500% 03/01/2023 DD 03/01/18	612
BOEING CO/THE	2.600% 10/30/2025 DD 10/29/15	261
BOEING CO/THE	3.450% 11/01/2028 DD 10/31/18	161
BOOKING HOLDINGS INC	4.100% 04/13/2025 DD 04/13/20	57
BP CAPITAL MARKETS AMERICA INC	4.234% 11/06/2028 DD 11/06/18	209
BP CAPITAL MARKETS AMERICA INC	3.224% 04/14/2024 DD 10/14/18	81
BURLINGTON NORTHERN SANTA FE L	3.000% 04/01/2025 DD 03/09/15	438
CIFC FUNDING 2018-II 3A A 144A	VAR RT 07/18/2031 DD 07/20/18	1,048
CAMDEN PROPERTY TRUST	2.800% 05/15/2030 DD 04/20/20	250
CARGILL INC 144A	1.375% 07/23/2023 DD 04/23/20	205
CENTERPOINT ENERGY TRANSI 1 A3	3.028% 10/15/2025 DD 01/19/12	755
CITIGROUP INC	3.750% 06/16/2024 DD 06/16/14	442
CITIGROUP INC	3.400% 05/01/2026 DD 05/02/16	900
CITIGROUP INC	VAR RT 06/01/2024 DD 05/22/18	261
CITIGROUP INC	VAR RT 03/31/2031 DD 03/31/20	212
CITIGROUP INC	VAR RT 10/30/2024 DD 10/30/20	377
CITIGROUP INC	VAR RT 11/05/2030 DD 11/05/19	220
COMCAST CORP	3.300% 02/01/2027 DD 01/10/17	30
COMCAST CORP	3.150% 02/15/2028 DD 08/07/17	56
COMCAST CORP	3.700% 04/15/2024 DD 10/05/18	220
COMCAST CORP	3.950% 10/15/2025 DD 10/05/18	230
COMCAST CORP	4.150% 10/15/2028 DD 10/05/18	451
COMCAST CORP	2.650% 02/01/2030 DD 11/05/19	438
COMERICA BANK	2.500% 07/23/2024 DD 07/23/19	346
CONSUMERS ENERGY CO	3.375% 08/15/2023 DD 08/09/13	643
COOPERATIEVE RABOBANK UA/NY	3.375% 05/21/2025 DD 05/21/15	449
COMMIT TO PUR GNMA II JUMBOS	2.000% 01/20/2051 DD 01/01/21	13,595
COMMIT TO PUR GNMA II JUMBOS	2.000% 02/20/2051 DD 02/01/21	3,132
COMMIT TO PUR GNMA II JUMBOS	2.500% 01/20/2051 DD 01/01/21	4,234
COMMIT TO PUR GNMA II JUMBOS	2.500% 02/20/2051 DD 02/01/21	3,170
COMMIT TO PUR GNMA II JUMBOS	3.000% 01/20/2051 DD 01/01/21	4,183

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
COMMIT TO PUR GNMA II JUMBOS	3.500% 01/20/2051 DD 01/01/21	1,060
COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2051 DD 01/01/21	(9,596)
COMMIT TO PUR GNMA II JUMBOS	5.000% 01/20/2051 DD 01/01/21	2,183
COSTCO WHOLESALE CORP	1.375% 06/20/2027 DD 04/20/20	232
COSTCO WHOLESALE CORP	1.600% 04/20/2030 DD 04/20/20	359
CREDIT SUISSE AG/NEW YORK NY	3.625% 09/09/2024 DD 09/09/14	888
CREDIT SUISSE AG/NEW YORK NY	2.100% 11/12/2021 DD 11/12/19	508
CREDIT SUISSE AG/NEW YORK NY	2.800% 04/08/2022 DD 04/09/20	465
DEERE & CO	3.100% 04/15/2030 DD 03/30/20	172
JOHN DEERE CAPITAL CORP	1.750% 03/09/2027 DD 03/09/20	236
WALT DISNEY CO/THE	3.800% 03/22/2030 DD 03/23/20	179
DUKE ENERGY CAROLINAS LLC	3.950% 11/15/2028 DD 11/08/18	239
EAST OHIO GAS CO/THE 144A	1.300% 06/15/2025 DD 06/16/20	76
EAST OHIO GAS CO/THE 144A	2.000% 06/15/2030 DD 06/16/20	78
ELMWOOD CLO IV LTD 1A A 144A	VAR RT 04/15/2033 DD 03/26/20	1,100
EQUINOR ASA	2.375% 05/22/2030 DD 05/22/20	134
ESTEE LAUDER COS INC/THE	2.000% 12/01/2024 DD 11/21/19	396
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	31
FHLMC POOL #G0-8805	4.000% 02/01/2048 DD 02/01/18	543
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05	164
FHLMC POOL #SD-0093	5.000% 10/01/2049 DD 09/01/19	1,716
FHLMC POOL #SD-7531	3.000% 12/01/2050 DD 11/01/20	1,082
FHLMC POOL #Q0-4439	3.500% 11/01/2041 DD 10/01/11	37
FHLMC POOL #U9-0065	3.500% 08/01/2042 DD 08/01/12	170
FHLMC POOL #U9-5026	3.500% 07/01/2042 DD 07/01/12	139
FHLMC POOL #G6-7700	3.500% 08/01/2046 DD 08/01/16	1,313
FHLMC POOL #G6-7713	4.000% 06/01/2048 DD 05/01/18	1,725
FEDERAL FARM CR BK CONS BD	5.270% 05/01/2029 DD 05/02/08	512
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	5
FEDERAL FARM CR BK CONS BD	3.430% 12/06/2028 DD 12/06/18	1,315
FHLMC POOL #RA-1411	3.000% 09/01/2049 DD 09/01/19	1,086
FEDERAL NATL MTG ASSN	0.875% 08/05/2030 DD 08/05/20	1,021
FEDERAL NATL MTG ASSN	1.875% 09/24/2026 DD 09/27/16	1,525
FNMA GTD REMIC P/T 12-M9 A2	2.482% 04/25/2022 DD 08/01/12	65
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	183
FNMA GTD REMIC P/T 13-83 A	3.500% 09/25/2039 DD 07/01/13	49
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	156
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	641
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11	53
FHLMC MULTICLASS MTG 4016 KV	4.000% 02/15/2025 DD 03/01/12	425
FHLMC MULTICLASS MTG K715 A2	2.856% 01/25/2021 DD 05/01/14	204
FHLMC MULTICLASS MTG 4570 PA	3.000% 03/15/2044 DD 04/01/16	497
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	779
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	524
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	393
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11	271

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12	187
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11	247
FNMA POOL #0AL7232	3.500% 09/01/2045 DD 08/01/15	369
FNMA POOL #0AL7495	3.500% 10/01/2045 DD 10/01/15	250
FNMA POOL #0AL7910	3.500% 02/01/2045 DD 12/01/15	557
FNMA POOL #0AL7951	3.500% 01/01/2046 DD 01/01/16	245
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12	1,089
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13	1,557
FNMA POOL #0AS6188	3.500% 11/01/2045 DD 10/01/15	416
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13	1,126
FNMA POOL #0AX3358	3.500% 11/01/2045 DD 11/01/15	10
FNMA POOL #0AX6373	3.500% 02/01/2045 DD 02/01/15	8
FNMA POOL #0AX7714	3.500% 02/01/2045 DD 02/01/15	13
FNMA POOL #0AY2930	3.500% 04/01/2045 DD 04/01/15	6
FNMA POOL #0AY4450	3.500% 02/01/2045 DD 02/01/15	13
FNMA POOL #0AY4203	3.500% 05/01/2045 DD 05/01/15	55
FNMA POOL #0AY4781	3.500% 03/01/2045 DD 03/01/15	9
FNMA POOL #0AY6303	3.500% 02/01/2045 DD 03/01/15	41
FNMA POOL #0AZ0054	3.500% 07/01/2045 DD 07/01/15	6
FNMA POOL #0AZ1223	3.500% 06/01/2045 DD 06/01/15	14
FNMA POOL #0AZ1367	3.500% 05/01/2045 DD 05/01/15	7
FNMA POOL #0AZ2604	3.500% 08/01/2045 DD 08/01/15	5
FNMA POOL #0AZ2619	3.500% 08/01/2045 DD 08/01/15	9
FNMA POOL #0AZ2637	3.500% 09/01/2045 DD 09/01/15	15
FNMA POOL #0AZ2665	3.500% 10/01/2045 DD 10/01/15	20
FNMA POOL #0AZ2709	3.500% 06/01/2045 DD 06/01/15	7
FNMA POOL #0AZ5196	3.500% 08/01/2045 DD 08/01/15	5
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	2
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	3
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	188
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03	9
FNMA POOL #0AZ8683	3.500% 01/01/2046 DD 01/01/16	8
FNMA POOL #0BA3553	3.500% 11/01/2045 DD 11/01/15	9
FNMA POOL #0BA2899	3.500% 11/01/2045 DD 11/01/15	33
FNMA POOL #0BA2978	3.500% 11/01/2045 DD 11/01/15	7
FNMA POOL #0BA3084	3.500% 12/01/2045 DD 12/01/15	8
FNMA POOL #0BA5324	3.500% 11/01/2045 DD 11/01/15	13
FNMA POOL #0BA4700	3.500% 11/01/2045 DD 11/01/15	8
FNMA POOL #0BC3481	3.500% 02/01/2046 DD 02/01/16	7
FNMA POOL #0BM4343	4.500% 05/01/2048 DD 07/01/18	2,043
FNMA POOL #0BM5538	5.000% 11/01/2048 DD 02/01/19	1,142
FNMA POOL #0CA2057	4.500% 07/01/2048 DD 06/01/18	2,017
FNMA POOL #0CA2156	4.000% 08/01/2048 DD 07/01/18	439
FNMA POOL #0CA6614	3.000% 08/01/2050 DD 07/01/20	1,044
FNMA POOL #0890375	4.500% 08/01/2023 DD 10/01/11	2
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11	211

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11	289
FIFTH THIRD BANK NA	2.250% 02/01/2027 DD 01/31/20	453
FIRST REPUBLIC BANK/CA	VAR RT 02/12/2024 DD 02/12/20	257
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12	57
GNMA II POOL #0MA1601	4.000% 01/20/2044 DD 01/01/14	1,073
GNMA II POOL #0MA2679	4.000% 03/20/2045 DD 03/01/15	1,533
GNMA II POOL #0MA2149	4.000% 08/20/2044 DD 08/01/14	1,376
GNMA II POOL #0MA2304	4.000% 10/20/2044 DD 10/01/14	56
GNMA II POOL #0MA2755	4.000% 04/20/2045 DD 04/01/15	57
GNMA II POOL #0MA2893	4.000% 06/20/2045 DD 06/01/15	909
GNMA II POOL #0MA3106	4.000% 09/20/2045 DD 09/01/15	1,430
GNMA II POOL #0MA3311	4.000% 12/20/2045 DD 12/01/15	100
GNMA II POOL #0MA3377	4.000% 01/20/2046 DD 01/01/16	406
GNMA II POOL #0MA4382	3.500% 04/20/2047 DD 04/01/17	859
GNMA II POOL #0MA5400	5.000% 08/20/2048 DD 08/01/18	243
GNMA II POOL #0MA5193	4.500% 05/20/2048 DD 05/01/18	633
GNMA II POOL #0MA6221	4.500% 10/20/2049 DD 10/01/19	847
GNMA II POOL #0MA5467	4.500% 09/20/2048 DD 09/01/18	2,078
GNMA II POOL #0MA5468	5.000% 09/20/2048 DD 09/01/18	400
GNMA II POOL #0MA5597	5.000% 11/20/2048 DD 11/01/18	1,900
GNMA II POOL #0MA5653	5.000% 12/20/2048 DD 12/01/18	512
GNMA II POOL #0MA5711	4.500% 01/20/2049 DD 01/01/19	4,379
GNMA II POOL #0MA5712	5.000% 01/20/2049 DD 01/01/19	1,024
GNMA II POOL #0MA5817	4.000% 03/20/2049 DD 03/01/19	549
GNMA II POOL #0MA5818	4.500% 03/20/2049 DD 03/01/19	181
GNMA II POOL #0MA5819	5.000% 03/20/2049 DD 03/01/19	816
GNMA II POOL #0MA5931	4.000% 05/20/2049 DD 05/01/19	2,187
GS MORTGAGE SECURITIES GC13 A5	VAR RT 07/10/2046 DD 07/01/13	455
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12	248
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	314
GENERAL DYNAMICS CORP	3.375% 05/15/2023 DD 05/11/18	80
GLAXOSMITHKLINE CAPITAL PLC	2.850% 05/08/2022 DD 05/09/12	546
WW GRAINGER INC	1.850% 02/15/2025 DD 02/26/20	448
HSBC HOLDINGS PLC	VAR RT 05/18/2024 DD 05/18/18	201
HSBC HOLDINGS PLC	VAR RT 04/18/2026 DD 08/18/20	486
HALSEYPOINT CLO 2 L 2A A1 144A	VAR RT 07/20/2031 DD 07/01/20	941
HALSEYPOINT CLO 3 3A A1A 144A	VAR RT 11/30/2032 DD 11/24/20	549
HOME DEPOT INC/THE	3.750% 02/15/2024 DD 09/10/13	466
HOME DEPOT INC/THE	3.900% 12/06/2028 DD 12/06/18	211
ING GROEP NV	3.150% 03/29/2022 DD 03/29/17	310
ING GROEP NV 144A	VAR RT 07/01/2026 DD 07/01/20	381
INTUIT INC	0.950% 07/15/2025 DD 06/29/20	152
INTUIT INC	1.350% 07/15/2027 DD 06/29/20	153
INTUIT INC	1.650% 07/15/2030 DD 06/29/20	103
JPMORGAN CHASE & CO	3.250% 09/23/2022 DD 09/24/12	1,152
JPMBB COMMERCIAL MORTGA C12 A5	3.664% 07/15/2045 DD 06/01/13	373

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
JPMORGAN CHASE & CO	VAR RT 01/23/2029 DD 01/23/18	370
JPMORGAN CHASE & CO	VAR RT 04/23/2024 DD 04/23/18	86
JPMORGAN CHASE & CO	VAR RT 06/18/2022 DD 06/18/18	137
JPMORGAN CHASE & CO	VAR RT 07/23/2024 DD 07/23/18	81
JPMORGAN CHASE & CO	VAR RT 12/05/2024 DD 12/05/18	248
JPMORGAN CHASE & CO	VAR RT 04/22/2031 DD 04/22/20	349
JPMORGAN CHASE & CO	VAR RT 05/13/2031 DD 05/13/20	110
JPMORGAN CHASE & CO	VAR RT 06/01/2024 DD 05/27/20	924
KIMBERLY-CLARK CORP	3.100% 03/26/2030 DD 03/26/20	58
KING INTERNATIONAL LEASING LLC	2.754% 10/15/2022 DD 11/17/10	144
LAM RESEARCH CORP	3.750% 03/15/2026 DD 03/04/19	600
LAM RESEARCH CORP	1.900% 06/15/2030 DD 05/05/20	130
ELI LILLY & CO	3.375% 03/15/2029 DD 02/22/19	348
MACQUARIE BANK LTD 144A	2.100% 10/17/2022 DD 10/17/19	774
MACQUARIE BANK LTD 144A	2.300% 01/22/2025 DD 01/22/20	425
MARS INC 144A	2.700% 04/01/2025 DD 03/29/19	162
MARS INC 144A	3.200% 04/01/2030 DD 03/29/19	172
MARSH & MCLENNAN COS INC	2.250% 11/15/2030 DD 05/07/20	423
MASTERCARD INC	3.300% 03/26/2027 DD 03/26/20	200
METLIFE INC	VAR RT 09/15/2023 DD 09/10/13	377
MICROSOFT CORP	3.125% 11/03/2025 DD 11/03/15	414
MIDAMERICAN ENERGY CO	3.650% 04/15/2029 DD 01/09/19	238
MITSUBISHI UFJ FINANCIAL GROUP	3.850% 03/01/2026 DD 03/01/16	460
MIZUHO FINANCIAL GROUP INC	VAR RT 09/08/2024 DD 09/08/20	226
MORGAN STANLEY	4.000% 07/23/2025 DD 07/23/15	23
MORGAN STANLEY	VAR RT 04/01/2031 DD 03/31/20	204
MORGAN STANLEY	VAR RT 12/10/2026 DD 12/10/20	932
MORGAN STANLEY	VAR RT 04/24/2024 DD 04/24/18	296
MORGAN STANLEY	3.875% 04/29/2024 DD 04/28/14	83
MORGAN STANLEY	VAR RT 10/24/2023 DD 10/24/16	301
MORGAN STANLEY	3.700% 10/23/2024 DD 10/23/14	751
NASSAU 2018-II LTD IIA A 144A	VAR RT 10/15/2031 DD 11/20/18	449
NASSAU 2019-I LTD IA ANA 144A	VAR RT 04/15/2031 DD 05/07/19	399
NATIONWIDE BUILDING SOCIE 144A	2.000% 01/27/2023 DD 01/27/20	258
NESTLE HOLDINGS INC 144A	3.350% 09/24/2023 DD 09/24/18	216
NUVEEN LLC 144A	4.000% 11/01/2028 DD 10/22/18	388
OHIO POWER CO	2.600% 04/01/2030 DD 03/17/20	82
ORACLE CORP	2.500% 05/15/2022 DD 05/05/15	318
ORACLE CORP	2.950% 11/15/2024 DD 11/09/17	245
ORACLE CORP	2.500% 04/01/2025 DD 04/01/20	215
ORACLE CORP	2.800% 04/01/2027 DD 04/01/20	193
PARALLEL 2017-1 LT 1A A1R 144A	VAR RT 07/20/2029 DD 02/12/20	800
PEPSICO INC	2.750% 03/19/2030 DD 03/19/20	420
PFIZER INC	3.450% 03/15/2029 DD 03/11/19	584
PFIZER INC	2.625% 04/01/2030 DD 03/27/20	112
PFIZER INC	1.700% 05/28/2030 DD 05/28/20	389

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
PRESIDENT AND FELLOWS OF HARVA	2.300% 10/01/2023 DD 05/06/13	294
PRINCIPAL FINANCIAL GROUP INC	2.125% 06/15/2030 DD 06/12/20	287
PRUDENTIAL FINANCIAL INC	3.878% 03/27/2028 DD 03/27/18	470
PRUDENTIAL PLC	3.125% 04/14/2030 DD 04/14/20	85
PUBLIC SERVICE ELECTRIC AND GA	3.700% 05/01/2028 DD 05/04/18	116
SLC STUDENT LOAN TRUST 20 2 A5	VAR RT 09/15/2026 DD 09/19/06	40
SAN CLEMENTE LEASING LLC	3.030% 11/22/2022 DD 12/08/10	106
SANTANDER UK PLC	2.875% 06/18/2024 DD 06/18/19	402
CHARLES SCHWAB CORP/THE	3.200% 03/02/2027 DD 03/02/17	246
SHELL INTERNATIONAL FINANCE BV	3.875% 11/13/2028 DD 11/13/18	1,066
SIMON PROPERTY GROUP LP	2.750% 06/01/2023 DD 12/11/17	150
SOUND POINT CLO V-R 1RA A 144A	VAR RT 07/18/2031 DD 07/18/18	600
SOUND POINT CLO XX 3A A1A 144A	VAR RT 10/26/2031 DD 10/10/18	600
SOUTHERN CALIFORNIA EDISON CO	4.200% 03/01/2029 DD 03/15/19	148
STANDARD CHARTERED PLC 144A	VAR RT 01/20/2023 DD 10/04/18	493
STANLEY BLACK & DECKER INC	4.250% 11/15/2028 DD 11/06/18	244
SUMITOMO MITSUI FINANCIAL GROU	3.102% 01/17/2023 DD 01/17/18	422
SWEDBANK AB 144A	1.300% 06/02/2023 DD 06/02/20	331
TD AMERITRADE HOLDING CORP	2.950% 04/01/2022 DD 03/09/15	381
TENNESSEE VALLEY AUTH BD	3.875% 02/15/2021 DD 02/08/11	577
TEXAS INSTRUMENTS INC	1.375% 03/12/2025 DD 03/12/20	156
3M CO	3.050% 04/15/2030 DD 03/27/20	28
TOTAL CAPITAL INTERNATIONAL SA	2.829% 01/10/2030 DD 07/10/19	501
TRUIST BANK	2.250% 03/11/2030 DD 03/09/20	262
UNITED PARCEL SERVICE INC	4.450% 04/01/2030 DD 03/24/20	344
VENDEE MORTGAGE TRUST 199 1 2Z	7.750% 05/15/2022 DD 06/01/92	24
U S TREASURY NOTE	2.125% 07/31/2024 DD 07/31/17	2,243
U S TREASURY NOTE	2.125% 09/30/2024 DD 09/30/17	8,425
U S TREASURY NOTE	2.375% 01/31/2023 DD 01/31/18	942
U S TREASURY NOTE	2.875% 05/31/2025 DD 05/31/18	1,981
U S TREASURY NOTE	3.000% 09/30/2025 DD 09/30/18	664
U S TREASURY NOTE	1.875% 06/30/2026 DD 06/30/19	2,298
U S TREASURY NOTE	2.250% 11/15/2025 DD 11/15/15	191
U S TREASURY NOTE	1.625% 05/15/2026 DD 05/15/16	607
US TREAS-CPI INFLAT	0.125% 07/15/2022 DD 07/15/12	1,903
U S TREASURY NOTE	2.125% 03/31/2024 DD 03/31/17	4,005
U S TREASURY NOTE	2.000% 06/30/2024 DD 06/30/17	3,134
U S TREASURY NOTE	1.375% 01/31/2025 DD 01/31/20	3,668
U S TREASURY NOTE	1.125% 02/28/2027 DD 02/29/20	3,443
U S TREASURY NOTE	0.250% 06/15/2023 DD 06/15/20	3,730
UNITEDHEALTH GROUP INC	2.750% 02/15/2023 DD 10/22/12	958
VENTURE 39 CLO LTD 39A A1 144A	VAR RT 04/15/2033 DD 03/30/20	850
VISA INC	3.150% 12/14/2025 DD 12/14/15	1,346
VISA INC	2.050% 04/15/2030 DD 04/02/20	214
WALMART INC	3.700% 06/26/2028 DD 06/27/18	177
WELLS FARGO & CO	3.000% 10/23/2026 DD 10/25/16	931

AT&T SAVINGS AND SECURITY PLAN EIN 43-1301883, PLAN NO. 004 SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued) December 31, 2020 (Dollars in Thousands)
Identity of Issue	Description of Investment	Current Value
WELLS FARGO COMMERCIAL LC5 A3	2.918% 10/15/2045 DD 09/01/12	1,000
WELLS FARGO COMMERCIAL LC5 ASB	2.528% 10/15/2045 DD 09/01/12	130
WELLS FARGO BANK NA	3.550% 08/14/2023 DD 08/14/18	351
WELLS FARGO & CO	3.750% 01/24/2024 DD 01/24/19	175
WELLS FARGO & CO	VAR RT 04/30/2026 DD 04/30/20	421
WELLS FARGO COMMERCIAL C58 A4	2.092% 07/15/2053 DD 12/01/20	260
WISCONSIN ELECTRIC POWER CO	2.050% 12/15/2024 DD 12/10/19	115
		344,244

* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 3,614,224 UNITS	3,614
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(12,881)
TOTAL INTEREST INCOME FUND		334,977

Global Equity Fund
* BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 5,850,729 UNITS	176,018
Mid and Small Cap Stock Fund
* BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 3,817,025 UNITS	383,155
International Stock Fund
* BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 4,164,728 UNITS	204,682
Interest Bearing Cash
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 2,602,337 UNITS	2,602

Loan Fund
* NOTES RECEIVABLE FROM PARTICIPANTS	4.25% - 10.50%	80,732

TOTAL		$2,452,882

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan
By: AT&T Services, Inc.,
Plan Administrator for the Foregoing Plan

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller
Date: June 28, 2021

EXHIBIT INDEX
Exhibit identified below, Exhibit 23 filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm
17